SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 15, 2002

AMATEK INDUSTRIES PTY. LIMITED

ACN 081 870 653
(Registrant's Name)

6-8 Thomas Street,
Chatswood, New South Wales 2067
Australia
(Registrant's Address)

Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMATEK INDUSTRIES PTY LIMITED

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Financial Performance for the three and nine month periods ended 31 March 2002 and 31 March 2001

		CONSOLIDATED			
		3 months to 31 March		9 months to 31 March	
	Notes	2002	2001	2002	2001
		(A$ in millions)			
REVENUE FROM ORDINARY ACTIVITIES					
Sales revenue		344.7	283.1	1,097.0	853.3
Cost of sales	3	(230.0)	(191.7)	(729.4)	(555.6)
GROSS PROFIT		**114.7**	**91.4**	**367.6**	**297.7**
Other revenues from ordinary activities - usual	2	(2.3)	5.2	2.5	11.8
Share of net profits of associates and joint ventures Accounted for using the equity method		1.4	0.3	4.1	0.7
Distribution expenses		(42.2)	(32.7)	(132.4)	(96.5)
Marketing expenses		(27.0)	(23.7)	(81.1)	(67.8)
Administrative expenses		(23.0)	(19.2)	(67.6)	(53.1)
Other expenses from ordinary activities	3	(0.4)	(5.6)	(12.1)	(16.6)
PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS, BORROWING COSTS AND INCOME TAX EXPENSE		**21.2**	**15.7**	**81.0**	**76.2**
Other revenues from ordinary activities - unusual	2,4	4.7	0.4	5.8	0.4
Other expenses from ordinary activities - unusual	4	(3.8)	(17.6)	(6.2)	(27.4)
PROFIT FROM ORDINARY ACTIVITIES BEFORE BORROWING COSTS AND INCOME TAX EXPENSE		**22.1**	**(1.5)**	**80.6**	**49.2**
Borrowing costs	3	(22.0)	(20.6)	(68.9)	(62.5)
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**0.1**	**(22.1)**	**11.7**	**(13.3)**
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	5	**0.3**	**6.5**	**(6.5)**	**0.6**
PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**0.4**	**(15.6)**	**5.2**	**(12.7)**
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF AMATEK INDUSTRIES PTY LIMITED		**0.4**	**(15.6)**	**5.2**	**(12.7)**
Net exchange difference on translation of financial report of foreign controlled entities recognised directly in equity		0.3	24.1	(0.4)	27.5
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**0.7**	**8.5**	**4.8**	**14.8**

The accompanying notes form part of these financial statements.

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Financial Position
31 March 2002 and 30 June 2001

	Notes	Unaudited Consolidated 31 March 2002	Audited Consolidated 30 June 2001
		(A$ in millions)	
Current assets			
Cash		3.2	15.4
Receivables		265.6	268.2
Inventories	6	222.6	221.9
Other		3.7	4.5
Total current assets		**495.1**	**510.0**
Non-current assets			
Receivables		-	0.1
Investments accounted for using the equity method		52.6	50.3
Property, plant and equipment		513.7	543.0
Intangible assets		336.8	346.7
Deferred tax assets		83.3	67.1
Deferred financing costs		11.9	14.3
Total non-current assets		**998.3**	**1,021.5**
Total assets		**1,493.4**	**1,531.5**
Current liabilities			
Payables		190.4	201.2
Interest – bearing liabilities		27.7	10.2
Current tax liabilities		0.8	0.2
Provisions		31.3	37.1
Total current liabilities		**250.2**	**248.7**
Non-current liabilities			
Payables		0.7	0.5
Interest – bearing liabilities		808.3	851.7
Deferred tax liabilities		30.1	32.0
Provisions		22.1	21.4
Total non-current liabilities		**861.2**	**905.6**
Total liabilities		**1,111.4**	**1,154.3**
Net assets		**382.0**	**377.2**
Equity			
Contributed equity		352.0	352.0
Reserves		3.5	3.9
Retained earnings		26.5	21.3
Total equity		**382.0**	**377.2**

The accompanying notes form part of these financial statements

AMATEK INDUSTRIES PTY LIMITED

Unaudited Interim

Statement of Cash Flows
for the nine month period ended 31 March 2002 and 2001

	Consolidated 9 months to 31 March 2002	Consolidated 9months to 31 March 2001
	(A$ in millions)	
Cash flows from operating activities		
Receipts from customers	1,119.3	869.9
Payments to suppliers and employees	(1,026.4)	(748.1)
Interest received	0.2	1.9
Interest paid	(74.6)	(67.6)
Income tax (paid)/refunded	(9.2)	(8.4)
Net cash provided by/(used in) operating activities.	9.3	47.7
Cash flows from investing activities		
Cash paid for controlled entity	-	(136.8)
Proceeds on sale of property, plant and equipment	16.4	9.4
Payments for property, plant and equipment (including capitalised interest)	(36.4)	(22.1)
Net cash used in investing activities	(20.0)	(149.5)
Cash flows from financing activities		
Proceeds from issue of preference shares	-	15.0
Finance facility fees	-	(13.4)
Proceeds from borrowings	20.0	539.6
Repayment of borrowings	(20.0)	(456.1)
Net cash provided by financing activities	-	85.1
Net increase/(decrease) in cash	(10.7)	(16.7)
Cash at beginning of the financial year	15.4	32.3
Exchange movement	(1.5)	1.4
Cash at end of the period	3.2	17.0

The accompanying notes form part of these financial statements

Notes to and forming part of the financial statements
Unaudited interim financial statements

1. Statement of Accounting Policies

Basis of Accounting

These general purpose unaudited interim financial statements have been prepared for the purpose of presenting the consolidated financial results of Amatek Industries Pty Limited and its controlled entities together with comparatives. These interim financial statements have been prepared in accordance with applicable Australian Accounting Standards and other Australian mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and generally accepted accounting principles for interim financial information. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for fair presentation have been included.

The unaudited interim financial statements have been prepared on the accrual basis of accounting including the historical cost convention and the going concern assumption. All intra-group trading has been eliminated. Financial information has been derived from the accounting records of the units which form part of the controlled entities.

Where appropriate, comparatives have been restated in order to ensure consistency between periods.

Valuation of inventories

Raw materials, work in progress, finished goods and stock in transit are valued at the lower of cost and net realisable value. Cost comprises the actual cost of raw materials and an applicable portion of labour and manufacturing overheads for work in progress and finished goods. Contract work in progress consists of costs plus profits recognised to date less progress billings received and provisions for foreseeable losses. Profits recognised are based on the percentage of completion of each contract. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Derivative Financial Instruments

The economic entity enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including forward foreign exchange contracts, forward interest rate contracts and interest rate swaps.

Exchange differences on specific forward foreign exchange contracts to hedge the purchase or sale of specific goods or equipment are deferred and included within the cost of the underlying asset. Gains or losses on general hedges are included in the determination of foreign exchange gains or losses in the period in which they arise. Gains and losses on interest rate swaps are included in the determination of interest expense in the period in which they arise. Gains or losses on extinguishment of forward foreign exchange contracts that were effective hedges are deferred and included in the cost of the underlying asset or liability. Gains or losses on the extinguishment of interest rate swap contracts are amortised over the term of the underlying facility term.

Equity accounting

An associate is an entity in which the economic entity exercises significant influence but not control. The carrying amount of investments in associates is calculated using the equity method of accounting where the cost of the investment is increased or decreased to recognise the investor's share of the post-acquisition profits or losses of the associate and cumulative translation adjustments.

The investor's share of the post-acquisition profits or losses (after tax and including extraordinary items) of the associate is included in the combined profit and loss account of the investor as revenue.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

1. Statement of Accounting Policies (continued)

Foreign currencies

Foreign currency transactions are converted at rates of exchange in effect when transactions took place. Receivables and payables denominated in foreign currencies are converted at exchange rates ruling at balance date except where forward exchange contracts are held, in which case contract settlement rates are used.

Exchange gains and losses have been brought to account in determining operating profit for the year.

Balance sheets of controlled overseas entities are converted at exchange rates ruling at balance date and profit and loss statements are converted at average exchange rates for the year. Unrealised gains and losses on conversion of the accounts of controlled overseas entities are taken direct to foreign currency translation reserve within reserves.

Fixed assets

Plant consists of purchases, commissioning, installation costs and, in respect of major additions, interest expense incurred during construction. Depreciation charges are made from the time when an asset is first put into use or the date of acquisition of controlled entities and also from the effective dates of any revaluations. Depreciation charges are made on a straight line basis to provide for the write off of cost or subsequent valuation of fixed assets, with the exception of land and quarries, to estimated residual values, over the estimated useful life of the assets concerned. Costs of improving leasehold properties are amortised over the period of the lease. Freehold (owned) quarries are generally not amortised as the estimated charge in any one period is insignificant due to depletion rates, estimated useful lives and residual values. Leasehold (leased) quarries are amortised on the basis of depletion of units of production over proven and provable reserves or the life of the lease if it expires prior to the extraction of all reserves.

Estimated useful lives are as follows:

Buildings	40–50 years
Plant and equipment	3–15 years

Carrying amount of non-current assets

The Directors have considered the carrying amounts of non-current assets and are satisfied that these amounts do not exceed the net amount expected to be recovered through cash inflows and outflows arising from the continued use and subsequent disposal of these assets. In determining recoverable amounts, expected net cash flows have not been discounted to present value. Revaluations of non-current assets are not made in accordance with a regular policy of revaluation.

Acquisition-Related Goodwill

Acquisition-related goodwill is charged to the profit and loss account on a straight line basis, generally over 20 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the economic entity operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant business. The economic entity determines the fair value based on an assessment by the Directors or an independent appraisal. If facts and circumstances suggest that goodwill is impaired, the economic entity assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the business approximating fair value.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

1. Statement of Accounting Policies (continued)

Employee benefits

Provision is made for benefits (including on-costs) accruing to employees in respect of wages and salaries, annual leave, long service leave, sick leave and other entitlements when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, long service leave, sick leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of long service leave, sick leave and other employee entitlements which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date. Employers and employees contribute to superannuation funds which provide benefits to employees or dependants on retirement, disability or death. Contributions to these funds are charged against income.

Use of estimates

The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and combined accompanying notes. Actual results may differ from those estimates, at which time the economic entity would revise its estimates accordingly.

Rounding of amounts and currency

Amounts in the combined financial statements have been rounded off to the nearest tenth of a million dollars. Where the amount is A$50,000 or less, this is indicated by a dash unless specifically stated otherwise. Unless otherwise stated, the combined financial statements are presented in Australian dollars.

Taxation

The liability method of tax effect accounting is used. Provision is not made for additional taxation which may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be indefinitely reinvested. No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets. Future income tax benefits relating to tax losses are brought to account as an asset only when their recovery is virtually certain.

Tradenames

The directors are of the view that tradenames have an indeterminable life and that the depreciable amounts of the company's tradenames are either zero or a negligible amount. Tradenames are therefore not depreciated. In the event that these views were to change over time, the directors currently believe that the useful lives are of such duration that any annual amortisation charge on tradenames would be immaterial.

Sales revenue and nature of operations

Sales revenue represents the invoiced value of goods supplied excluding sales taxes and intercompany transactions. Income from sales is recognised at the time of shipping products to customers. The nature of the economic entity's operations are described in note 7.

Borrowing costs

Fees payable to arrangers of finance facilities and other fees directly related to securing discreet finance facilities are capitalised and amortised over the remaining life of that facility.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

2. Other revenue from operating activities

	CONSOLIDATED			
	3 months to 31 March		9 months to 31 March	
	2002	2001	2002	2001
	(A$ in millions)			
Interest — non-related parties	0.1	0.6	0.2	1.9
Insurance Recoveries	-	0.3	-	0.5
Proceeds from sales of non-current assets[(1)]	3.1	4.3	16.4	9.4
Total other revenue from operating activities	3.2	5.2	16.6	11.8

(1) Nine months to March 2002 includes $14.1 million proceeds also included in note 4 "other revenues from ordinary activities – unusual." Three months to March 2002 includes ($5.5) million proceeds from sale of land and buildings reclassified from "usual" revenues (Note 2) to "unusual" revenues (Note 4.)

3. Expenses and losses / (gains)

	CONSOLIDATED			
	3 months to 31 March		9 months to 31 March	
	2002	2001	2002	2001
	(A$ in millions)			
Borrowing costs				
Interest – non-related parties	22.0	20.6	68.9	62.5
Bad and doubtful debts				
Prvsn. for doubtful trade debts – non-related parties	0.7	0.9	2.3	1.8
Depreciation of property, plant and equipment	14.4	13.0	44.1	37.0
Amortisation of leased property, plant and equipment and other intangibles	1.5	0.4	2.3	1.1
Amortisation of goodwill	1.2	1.1	4.0	3.3
Exchange loss/(gain) on foreign currency transactions	(0.4)	11.1	-	21.0
Research and development costs	0.4	0.7	1.3	1.8
Operating lease rental	7.0	7.3	16.3	16.8
Provision for employee entitlements	6.0	3.2	17.0	10.1
Net loss/(gain) on disposal of property, plant and equip	(0.3)	(4.2)	(1.6)	(5.7)
Superannuation contributions	3.6	3.1	10.5	8.4

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

4. Unusual items from ordinary activities

The following items form part of the ordinary operations of our business but are considered unusual due to their nature and amount.

Profit before income tax expense has been calculated after charging/crediting unusual revenue and expense items from our ordinary activities as follows:

	CONSOLIDATED			
	3 months to 31 March		9 months to 31 March	
	2002	2001	2002	2001
	(A$ in millions)			
Unusual revenue items:				
Net gain on redemption of bonds	-	0.4	-	0.4
Foreign exchange gain [1]	4.2		4.1	-
Net gain on disposal of non-current assets [2]	0.5	-	1.7	-
Unusual expense items:				
Creeks integration costs	-	-	(1.2)	-
Wesfi integration costs	(3.6)	-	(3.6)	-
Loss on disposal [3]	(0.2)	-	(1.4)	-
Borrowing Costs—Financing Fees [4]	-	(5.2)	-	(5.2)
Foreign exchange loss [1]	-	(12.4)	-	(22.2)
Net unusual items – gain / (loss)	0.9	(17.2)	(0.4)	(27.0)
Income tax expense (benefit)	(0.3)	5.9	0.1	9.2
Net unusual items after income tax expense	0.7	(11.3)	(0.3)	(17.8)

(1) The unrealised foreign exchange gains and losses are due to the translation of US borrowings at period end exchange rates.
(2) The gain on disposal is primarily the profit on sale of the Chatswood, NSW, land and administration buildings.
(3) The loss on disposal is the loss on closure of the Dapto, NSW, pipe site and the granite portion of the paving business.
(4) The borrowing costs are financing fees relating to the Senior Term Loan Facilities "A" and "B" that were refinanced in 2001.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

5. Income tax

The prima facie income tax expense on pre-tax accounting income after unusual items reconciles to the income tax expense in the accounts as follows:

	CONSOLIDATED			
	3 months to 31 March		9 months to 31 March	
	2002	2001	2002	2001
	(A$ in millions)			
Operating profit/(loss) before income tax	0.1	(22.1)	11.7	(13.3)
Income tax expense calculated at the Australian statutory rate of 30% (2000 34%) of operating profit	-	(7.5)	3.5	(4.5)
Differential tax rates of controlled overseas entities and associated companies	0.1	0.1	0.9	0.8
Tax effect of permanent differences				
Non-deductible depreciation and amortisation	0.6	0.5	2.0	1.6
Under/(over) prvsn of income tax in previous year	(4.6)	0.1	(2.8)	0.3
Other	3.6	0.3	2.9	1.2
Total income tax expense applicable to operating profit	(0.3)	(6.5)	6.5	(0.6)

In calculating the income tax payable no allowance has been made for additional taxation that may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be permanently reinvested.

6. Current inventories

	Unaudited Consolidated 31 March 2002	Audited Consolidated 30 June 2001
	(A$ in millions)	
Raw Materials		
At cost	74.4	73.8
Provision for diminution in value	(3.2)	(2.2)
	71.2	71.6
Consumables		
At cost	13.5	15.2
Provision for diminution in value	(1.1)	(1.0)
Work in progress		
At cost	9.0	8.3
Finished goods		
At cost	141.2	134.8
Provision for obsolete and slow moving stock	(11.2)	(7.0)
	130.0	127.8
	222.6	221.9
Movement in provision for inventory		
Opening inventory provision	(10.2)	(7.8)
Inventory (provided for) provisions written back during the year	(5.3)	(2.6)
Inventory written-off during the year	-	0.2
Closing provision	(15.5)	(10.2)

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

7. Financial Instruments

(a) Borrowings

(i) *Bank Loans*

Borrowings shown in the Balance Sheet include A$314.2 million Senior Term Loan Facility 'A' and A$214.5 million Senior Term Loan Facility 'B', both fully drawn. Term loan 'A' is repayable in semi-annual unequal repayments with the final repayment in December 2006. Repayments are: year 1 A$27.5m, year 2 A$60.0m, year 3 A$75.0m, year 4 A$75.0m, and year 5 A$76.7m.

Term loan 'B' is repayable by one payment of A$25.0m in June 2007 and a final payment in December 2007. Interest on both facilities is payable at the BBSY Bid variable rate plus a margin, although interest on an average of 75% of the projected outstanding loan balance for the next 5 years is fixed using various hedging instruments.

(ii) *Other Loans*

Borrowings shown in the Balance Sheet include:
US$83.3 million 12% Senior Subordinated Notes due 2008 adjusted for original issue discount and 81000 units consisting of US$81.0 million 14.5% Subordinated Notes due 2009 and rights to receive the fair market value of approximately 52600 Ordinary Shares and 12.5 million Preference Shares of Amatek Holdings Limited or, at the option of Amatek Industries Pty Limited and Amatek Holdings Limited, the equivalent number of such shares.

(iii)*Revolving Credit Facility*

The economic entity has available a A$90m revolving credit facility. Standby Letters of Credit for A$46.0m have been issued on account of the Economic Entity against the facility. As of 31 March 2002 the unused availability under the facility was A$77.8m.

(b) Hedges of Anticipated Future Transactions

The economic entity has entered into a number of unrecognised forward foreign exchange contracts to hedge the exchange rate risk arising from the following types of specific commitments:

1. purchase of finished goods and raw materials where the currency of payment is not the unit's functional currency.
2. sale of inventory where the currency of sale is not the unit's functional currency.
3. purchase of capital equipment where the currency is not the unit's functional currency.

The economic entity has entered into forward foreign exchange contracts for periods not exceeding 12 months.

7. Financial Instruments (continued)

(c) Interest rate caps and interest rate swaps

The economic entity enters into interest rate cap and swap agreements that are used to convert the variable interest rate of the borrowings to fixed interest rates. It is the economic entity's policy not to recognise interest caps and swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

At 31 March 2002 the following agreements were in place:

- 1.25 year remaining amortising Interest Rate Collar with a total face value of A$55.6 million and BBR capped at 6.5%, floor 4.5%
- 1.25 year remaining Interest Rate Swap, with a total face value of A$100 million; the rate is 6.29%
- 1.75 year remaining amortising Interest Rate Swap with an initial face value of A$36.2 million; the rate is 6.145%
- 1.25 year remaining Interest Rate Swap with a face value of A$25.0 million, the rate is 6.60%
- 0.25 year remaining Interest Rate Swap with a face value of A$25.0 million, the rate is 6.44%
- 4.0 year remaining Interest Rate Swap with a face value of A$80 million, the rate is 5.512%
- 2.0 year remaining Interest Rate Swap with a face value of A$80 million. Starting on the 4th of March 2002, maturing on the 6th of December 2004, the rate is fixed at 5.495%
- 0.75 year remaining Interest Rate Swap with a face value of A$30 million. Starting on the 6th of December 2004, maturing on 6th March 2006, the rate is fixed at 5.85%
- 1.0 year Interest Rate Collar with a face value A$51 million. The cap is 5.75%; the floor is 4.74%
- Swaption – an Option on a 2.75 year swap – gives the economic entity the right but not the obligation to enter into a 2.75 year swap on the 18th of March 2003 at 7.25%.
- Swaption Collar – an Option on a 1.5 year swap – gives the economic entity the right but not the obligation to enter into a 1.5 year swap on the 4th of June 2003 at 6.25%. The economic entity has also sold a receivers Swaption on the same date for exactly the same profile, whereby if on the 4th of June 2003 the 1.5 year swap rate is below 5.25% then the economic entity is obligated to enter into a 1.5 year swap at 5.25%

(d) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity has adopted the policy of dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate (although collateral or other security is not generally required in the course of normal business) as a means of mitigating the risk of financial losses from defaults. Trade debtors potentially expose the economic entity to concentrations of credit risk. The economic entity provides credit in the normal course of business, to a large number of customers. The economic entity has no sales exceeding 10 per cent to any individual customer in 2001 and 2002. The economic entity performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The carrying amount of financial assets recorded in the consolidated balance sheet, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk.

The economic entity does not have any significant concentrations of credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

8. Financial reporting by segments

	Operating Revenue				Profit After Abnormal Items Before Interest and Tax				Total Assets	
	Consolidated		Consolidated		Consolidated		Consolidated		Consolidated	
	3 mths to 31 March 2002	3 mths to 31 March 2001	9 mths to 31 March 2002	9 mths to 31 March 2001	3 mths to 31 March 2002	3 mths to 31 March 2001	9 mths to 31 March 2002	9 mths to 31 March 2001	31 March 2002	30 June 2001
(a) Business segments										
Rocla	94.4	93.3	321.1	297.6	7.3	8.1	37.1	36.8	1,175.4	1,163.6
Laminex	144.0	105.9	447.3	292.7	12.1	6.4	35.1	30.2	655.8	683.4
Stramit	87.7	68.0	272.5	211.5	0.5	2.3	7.2	10.7	322.7	362.5
Insulation	18.6	15.9	56.1	51.5	(0.7)	(2.2)	(2.3)	(3.3)	74.8	76.0
Sales revenue, profit, and total assets pre-corporate	344.7	283.1	1,097.0	853.3	19.2	14.6	77.1	74.4	2,228.7	2,285.5
Other operating revenue	4.6	5.5	20.7	12.5	-	-	-	-	-	-
Eliminations	-	-	-	-	-	-	-	-	(735.3)	(750.5)
Corporate activities	-	-	-	-	2.9	(16.1)	3.5	(25.2)	-	-
	349.3	288.6	1,117.7	865.8	22.1	(1.5)	80.6	49.2	1,493.4	1,535.0
(b) Geographic segment										
Australia & New Zealand	299.8	238.1	946.1	694.3	14.1	9.9	53.6	51.2	1,940.1	1,987.7
North America	47.9	50.2	168.4	165.9	5.3	4.5	23.9	23.3	279.6	288.8
Indonesia	0.1	0.1	0.9	0.4	(0.2)	0.2	(0.4)	(0.6)	3.2	2.8
Singapore	1.5	0.2	2.3	5.2	-	-	-	0.5	5.8	6.2
Operating revenue, profit, and assets pre-corporate	349.3	288.6	1,117.7	865.8	19.2	14.6	77.1	74.4	2,228.7	2,285.5
Eliminations	-	-	-	-	-	-	-	-	(735.3)	(750.5)
Corporate activities	-	-	-	-	2.9	(16.1)	3.5	(25.2)	-	-
	349.3	288.6	1,117.7	865.8	22.1	(1.5)	80.6	49.2	1,493.4	1,535.0

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

8. Financial reporting by segments (continued)

	Depreciation & Amortisation				Capital Expenditure				Export Revenue			
	Consolidated		Consolidated		Consolidated		Consolidated		Consolidated		Consolidated	
	3 mths to 31 March 2002	3 mths to 31 March 2001	9 mths to 31 March 2002	9 mths to 31 March 2001	3 mths to 31 March 2002	3 mths to 31 March 2001	9 mths to 31 March 2002	9 mths to 31 March 2001	3 mths to 31 March 2002	3 mths to 31 March 2001	9 mths to 31 March 2002	9 mths to 31 March 2001
	(A$ in millions)											
(a) Business segments												
Rocla	7.6	5.9	20.7	17.9	4.1	6.2	15.8	12.3	0.5	0.4	1.3	1.0
Laminex	7.3	6.2	22.8	16.5	3.4	2.6	13.7	6.1	20.4	16.7	61.8	30.2
Stramit	1.5	1.4	4.7	4.5	0.7	0.8	2.8	2.8	1.4	0.1	2.1	0.3
Insulation	0.7	0.9	2.0	2.3	2.2	-	4.0	0.8	0.8	1.5	4.7	5.0
	17.1	14.4	50.2	41.2	10.4	9.6	36.3	22.0	23.1	18.7	69.9	36.5
Corporate activities	-	0.1	0.2	0.2	-	-	0.1	0.1	-	-	-	-
	17.1	14.5	50.4	41.4	10.4	9.6	36.4	22.1	23.1	18.7	69.9	36.5
(b) Geographic segment												
Australia & New Zealand	13.9	11.3	40.8	31.9	8.4	4.9	27.3	13.4	0.7	0.2	1.6	0.6
North America	3.2	3.2	9.5	9.3	2.0	4.6	9.0	8.3	-	-	-	
Indonesia	-	-	0.1	0.1	-	0.1	0.1	0.4	0.1	-	2.8	0.1
Singapore	-	-	-	0.1	-	-	-	-	0.4	0.8	1.3	1.9
North & South East Asia	-	-	-	-	-	-	-	-	21.7	17.7	63.2	33.5
Middle East	-	-	-	-	-	-	-	-	-	-	0.5	-
Africa	-	-	-	-	-	-	-	-	0.2	-	0.5	0.4
	17.1	14.5	50.4	41.4	10.4	9.6	36.4	22.1	23.1	18.7	69.9	36.5

Nature of Operations

The nature of the economic entity's operations are as follows:

Rocla – manufacture of concrete products, pipe and precasts, quarrying and construction materials

Laminex – manufacture and distribution of timber board and pressure laminated surface products

Stramit – manufacture and distribution of metal roofing and building products

Insulation – manufacture and distribution of glasswool and foil insulation products.

15

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP)

These consolidated financial statements have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"). Australian GAAP differs in some significant respects to US generally accepted accounting principles ("US GAAP"). Differences which have a significant effect on consolidated net income and shareholders equity are as follows:

Statement of Financial Performance	Unaudited Consolidated 3 mths to 31 March		Unaudited Consolidated 9 mths to 31 March	
	2002	2001	2002	2001
	(A$ in millions)			
Net profit/(loss) attributable to members of Amatek Industries Pty Limited	0.4	(15.6)	5.2	(12.7)
Approximate adjustments required to accord with US GAAP:				
Depreciation of plant & equipment previously written back	(0.1)	(0.5)	(0.5)	(1.5)
Amortisation of goodwill	(0.5)	(0.2)	(1.4)	(0.4)
Amortisation of tradenames	(4.6)	(4.6)	(13.8)	(13.6)
Amortisation of borrowing costs previously written back	(0.1)	(0.1)	(0.3)	(0.3)
Gain / (loss) on derivatives	5.4	-	(3.1)	-
Adjustment to restate fair value of derivatives at 30 June 2001	-	-	(18.1)	-
Pushdown costs	0.3	(28.1)	(15.1)	(51.4)
Taxation	(1.5)	11.9	13.7	23.9
	(1.1)	(21.6)	(38.6)	(43.3)
Net profit/(loss) according to US GAAP	(0.7)	(37.2)	(33.4)	(56.0)

	Unaudited Consolidated 31 March 2002	Audited Consolidated 30 June 2001
Shareholders Equity as Reported	382.0	377.2
Approximate adjustments required to accord with US GAAP:		
Goodwill	33.8	35.2
Tradenames	61.2	74.0
Other intangibles	(3.1)	(3.1)
Property, plant and equipment	8.1	8.7
Pension plans	22.0	22.0
Derivatives	1.8	23.0
Capitalised borrowing costs	2.4	2.7
Recognition of equity component of debt	8.4	9.2
Deferred tax liability	(142.9)	(150.6)
	(8.3)	21.1
Approximate Adjusted Equity According to US GAAP	373.7	398.3

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

The following is a summary of the significant adjustments made to the financial statements to reconcile the Australian results with US GAAP.

(a) Contributions to Pension Plans

The economic entity charges against income the contributions made to pension plans as and when they are paid. Where the pension plans are in surplus a reduced contribution is charged against income. Under US GAAP the net periodic pension cost is charged against income in accordance with US Statement of Financial Accounting Standards No. 87.

On acquisition as required by APB 16 the pension asset is restated to fair value and a corresponding adjustment made to reduce goodwill on acquisition.

(b) Other intangibles and deferred costs

For Australian GAAP certain costs such as research and development have been capitalised and are amortised over the period in which the entity is to receive the benefits. Under US GAAP these costs would be expensed as incurred.

For Australian GAAP professional fees relating to the refinancing are expensed as unusual items. For US GAAP those fees where they are directly attributable to the refinancing should be deferred and amortised over the loan term using the effective yield method.

(c) Amortisation of intangibles

In accordance with Australian GAAP goodwill should be amortised over the period in which benefits are expected to be generated. This period cannot exceed 20 years. Goodwill is presently being amortised over 20 years. Tradenames have not been amortised as management believes that they have an indefinite life.

For US GAAP all intangible assets should be amortised over the periods estimated to benefit from the asset on a straight line basis. The period of amortisation would be determined by reference to pertinent factors, however, the amortisation period should not exceed 40 years. For the Economic Entity this period is estimated to be 20 years.

(d) Income Tax

In accounting for purchase transactions, US GAAP requires that deferred tax assets and liabilities be raised in respect of the difference between the tax basis of assets acquired and liabilities assumed, and their fair values. No such deferred adjustments are required under Australian GAAP. The creation of these tax balances under US GAAP will therefore impact the resultant goodwill on acquisition where the fair value of the asset or liability was determined on a pre tax valuation basis or the specific asset or liability where the fair value was determined on a net of tax valuation basis. The resulting adjustment is amortised over the estimated period of future benefits.

(e) Cash and Cash Equivalents

For Australian GAAP cash flow purposes, cash is defined to be amounts convertible to cash within two business days net of bank overdrafts. Under US GAAP, cash and cash equivalents include items readily converted to cash within three months on acquisition, while bank overdrafts are treated as a financing. For March 2001 and March 2002 there is no difference for either AGAAP or USGAAP as there is no bank overdraft. Cash as at 31 March 2001 was A$17.0 million and 31 March 2002 was A$3.2 million.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(f) Unusual Items

Under Australian GAAP unusual charges and gains were taken to the statement of financial performance in the period to 31 March 2001 and 31 March 2002 for unrealised foreign exchange losses on unhedged loans and gains on disposal of non current assets.

Under US GAAP these losses and gains have been presented as non operating expenses/income.

(g) Other Revenues from Ordinary Activities

Under Australian GAAP, the proceeds from sale of non-current assets are disclosed gross in other revenues from ordinary activities.

Under US GAAP, the net gain on sale of non-current assets is disclosed in operating or non-operating income as appropriate. The proceeds from sale of non-current assets are disclosed in the statement of cash flow.

(h) Parent Entity Costs

Under U.S. GAAP where costs are incurred on behalf of a Company by its parent, the Securities and Exchange Commission's Staff Accounting Bulletin 1:B requires that those costs be pushed down within the results of the Company. For the 3 and 9 months ended 31 March, 2001 the parent entity Amatek Holdings Limited had unrealised foreign exchange losses of (A$21.7) million and (A$33.1) million respectively in relation to its Discount Note Facility. For the 3 and 9 months ended 31 March 2002 the parent entity Amatek Holdings Limited had unrealised foreign exchange gains of A$8.3 million and A$8.1 million respectively in relation to its Discount Note Facility. For the 3 and 9 months ended 31 March 2001 the parent entity Amatek Holdings Limited had bond redemption premiums of (A$0.3) million and (A$0.7) million respectively. For the 3 and 9 months ended 31 March 2002 the parent entity Amatek Holdings Limited had bond redemption premiums of (A$0.1) and (A$0.5) respectively. For the 3 and 9 months ended 31 March 2001 the parent entity Amatek Holdings Limited had interest costs of (A$6.2) million and (A$17.6) million respectively. For the 3 and 9 months ended 31 March 2002 the parent entity Amatek Holdings Limited had interest costs of (A$7.8) and (A$22.6) which have been pushed down into the results of the Company. For the 3 and 9 months period to 31 March, 2002 the net effect of costs incurred in the parent entity Amatek Holdings Limited requiring pushdown was a credit to income of A$0.4 million and a charge to income of (A$15.0) million respectively. Refer the US GAAP Statement of Operations in note 9. These expenses reflect non-cash expenses and the Company has no obligation to pay them. There is no adjustment to the Company's net assets as those costs are offset by a parent entity equity contribution.

(i) Recent Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after 30 June 2001.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(i) Recent Pronouncements (continued)

SFAS No. 142 no longer permits the amortisation of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortised over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We are required to adopt SFAS No. 142 effective 1 July 2002.

We are currently evaluating our intangible assets in relation to the provisions of SFAS No. 142 to determine the impact, if any, the adoption of SFAS No. 142 will have on our results of operations or financial position as disclosed in our reconciliation with US GAAP.

(i) Recent Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We are required to adopt SFAS No. 143 effective 1 July 2002.

We are currently evaluating our asset retirement obligations in relation to the provisions of SFAS No. 143 to determine the impact, if any, the adoption of SFAS No. 143 will have on our results of operations or financial position as disclosed in our reconciliation with US GAAP.

(j) Derivative financial instruments

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 7, "Financial Instruments".

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(j) Derivative financial instruments

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Effective 1 July 2000, we adopted SFAS 133 in the reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP). At 30 June 2001 the cumulative effect of adopting SFAS 133 was A$16.1 million, net of tax. We have reviewed the methods and procedures for adopting SFAS 133 and have reassessed the fair values recorded at 30 June 2001. Consequently, a net of tax adjustment of A$12.7 million has been reflected as a charge to income in the US GAAP Statement of Operations to restate the fair values.

The Company enters into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to the purchase of finished good, raw materials and capital equipment and the sale of inventory. Under AGAAP, realized gains and losses on termination of these hedges are recognized in either the cost basis of the goods acquired or sold.

The Company is not able to identify specific forward foreign exchange contracts with specific firm commitments to satisfy the documentation and designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognized in earnings for US GAAP purposes. There has been no change in fair value in the three and nine month period to 31 March 2002.

The Company enters into interest rate swaps, collars and swaptions to hedge our exposure to interest rate risk relating to our secured borrowings. The Company has not satisfied the documentation and effectiveness criteria required under SFAS 133 to account for the interest rate swaps, collars and swaptions as hedges of the underlying borrowings. As a result, changes in the fair value of these interest rate swaps, collars and swaptions are required to be recognised in earnings for USGAAP purposes. For the three and nine months ended 31 March 2002 we have recorded net gains of A$5.3 million and A$1.7 million respectively in the US GAAP Statements of Operations for changes in fair value of interest rate swap, collar and swaption contracts outstanding at 31 December 2001 and 31 March 2002 respectively.

The Company has purchased a series of 3 options whereby it has the right but not the obligation to sell US$1.8 million per month from April 2002 to June 2002 at an exchange rate of US$0.5400. The Company has also sold a series of 3 options whereby it has the obligation to sell US$0.6 million per month from April 2002 to June 2002 at an exchange rate of US$0.4982. The purpose of this strategy is to protect US$ export earnings from rises in the A$/US$ exchange rate. The impact of the net gain from these options was insignificant.

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

(k) Segment Reporting

For Australian GAAP segment reporting goodwill held at higher levels of the Company's consolidation has been allocated to the individual operating units even though the goodwill is not reported within the operating units financial or management reports. For US GAAP as the enterprise goodwill is not allocated in any report which the chief decision maker utilises to assess performance, goodwill would not be allocated for segment reporting purposes. Consequently, the goodwill disclosed as being applicable to the various business segments would not have been allocated to those segments for US GAAP purposes. Instead, it would be allocated to Corporate.

(l) Notes to the Adjusted Shareholders' Equity

The subordinated notes contain a right to the shareholders equity of Amatek Holdings Limited which is to be settled at the discretion of Amatek Holdings Limited and Amatek Industries Pty Limited either in cash or in shares. In accordance with APB No. 14 and EITF96–13 the value of the equity right is required to be treated as an equity instrument and be recognized in shareholders' equity. For US GAAP the value ascribed to that right on issue was A$11.9 million and it has been transferred to other equity and over the term of the bond interest accretes on the effective yield method to rebuild the loan. No such charge is recognised for AGAAP.

(m) Executive Share Plan

Amatek Holdings SA has made available shares to various executives. There is a difference in compensation accounting between Australian and US GAAP where equity instruments of the ultimate parent are made available to executives of the company and the fair value of those instruments exceeds the issue price. As the fair value did not exceed the issue price, no charge has been pushed down into the financial statements for US GAAP purposes

Notes to and forming part of the financial statements (continued)
Unaudited interim financial statements

9. Reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP) (continued)

US GAAP Statement of Operations

The US GAAP captioned Income Statement is as follows:	Consolidated 3 mths to 31 March 2002	Consolidated 3 mths to 31 March 2001	Consolidated 9 mths to 31 March 2002	Consolidated 9 mths to 31 March 2001
	(A$ in millions)			
Net sales	344.7	283.1	1,097.0	853.3
Cost of sales	(230.0)	(191.7)	(729.4)	(555.6)
Gross margin	114.7	91.4	367.6	297.7
Other operating costs				
- Selling, general and administration	98.7	81.5	302.5	238.8
Operating income	16.0	9.8	65.1	58.8
Non operating income				
- gain / (loss) on disposal of non current assets	0.2	-	0.3	-
- system integration costs	(3.6)	-	(4.8)	-
- foreign exchange gain / (loss)	4.2	(12.3)	4.1	(22.2)
- push down foreign exchange gain / (loss)	8.3	(21.7)	8.1	(33.1)
- push down bond redemption premium	(0.1)	(0.3)	(0.5)	(0.7)
- push down interest costs	(7.8)	(6.2)	(22.6)	(17.6)
- net gain on redemption of bonds	-	0.4	-	0.4
- gain / (loss) on derivatives	5.4	-	(21.2)	-
- general borrowing costs	(0.1)	(5.3)	(0.3)	(5.5)
- net interest expense	(21.9)	(20.0)	(68.7)	(60.6)
Net income / (loss) from operations before income tax	0.6	(55.6)	(40.5)	(80.5)
Income tax expense / (credit)	(1.3)	18.4	7.1	(24.5)
Net loss	(0.7)	(37.2)	(33.4)	(56.0)
Comprehensive income				
- net income (loss)	(0.7)	(37.2)	(33.4)	(56.0)
- deferred translation adjustment	0.3	9.1	(0.4)	12.5
Total	(0.4)	(28.1)	(33.8)	(43.5)
Accumulated other comprehensive income				
- opening balance	3.2	3.4	3.9	-
- current period	0.3	9.1	(0.4)	12.5
- closing balance	3.5	12.5	3.5	12.5

AMATEK INDUSTRIES PTY LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim financial statements and notes thereto as attached.

Our financial statements have been prepared in accordance with Australian generally accepted accounting principles ("AGAAP") which differs in certain significant respects from U.S. generally accepted accounting principles ("US GAAP"). The most significant differences between AGAAP and US GAAP as they relate to our results for the three months and nine months to March 31, 2002 and 2001 respectively are described in Note 9 to the unaudited interim financial statements attached. Our financial year end is June 30, therefore the results being presented for the three months to March 31, 2002 and the nine months ended March 31, 2002 and the corresponding periods in 2001 are referred to as the third quarter and year to date respectively. The balance sheet as at June 30, 2001 is derived from our audited financial statements. These unaudited interim financial statements should be read in conjunction with our audited financial statements filed on Form 20-F for the period ended June 30, 2001.

BACKGROUND OF AMATEK

We are a diversified building products company that manufactures and distributes a broad range of concrete construction products, roll-formed steel products, laminated and decorated board products, raw boards and insulation products. We supply building products to the principal segments of the Australian building and construction industry, consisting of the residential, non-residential and civil engineering segments. We also supply concrete construction and corrugated steel pipe products to the residential, non-residential and civil engineering segments of the United States building and construction industry. We operate over 75 manufacturing facilities in Australia, one manufacturing facility in New Zealand, 19 manufacturing facilities in the United States and 2 manufacturing facilities in Southeast Asia.

Our operations are comprised of three major business units:

- concrete construction products and corrugated steel pipe products, which we call "Rocla";
- roll-formed steel products, which we call "Stramit"; and
- laminated and decorated board products and raw boards, which we call "Laminex".

We also operate a glasswool and foil insulation business unit, which we call "Insulation".

Within Australia, we have a diversified customer base which includes:

- companies using Rocla's products which are engaged in building and constructing single and multi-family housing developments, commercial projects and civil engineering projects,
- companies which use Stramit's roll-formed steel products in the construction of roofing and wall cladding, rainwater goods, flashings and shed manufacturers,
- trade buyers and individuals which use Laminex's products and
- home builders, contractors and roofing manufacturers which use Insulation's glasswool and foil insulation products.

Within the United States we primarily sell our pipeline products to civil engineering, commercial and residential construction customers and our concrete railroad ties to Amtrak, the Burlington Northern Santa Fe Railroad Company and regional transit authorities. In fiscal 2001, no customer accounted for more than 4% of our sales revenue.

RECENT DEVELOPMENTS

Sale of Choctaw

We have entered into a conditional contract for the sale of our Choctaw business unit in the United States. The conditions in the contract relate to termination of the pre-merger filing review period provided for under U.S. antitrust law, and other typical closing conditions.

EXCHANGE RATES

Our attached financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations have been presented in Australian Dollars ("A$").

The following table sets out for the periods and dates indicated, the rate of exchange of A$1.00 into US dollars ("USD" or "US$").

Period ended	At Period End	Average Rate[1]	High	Low
		(all figures in US$ per A$1.00)		
Year ended December 31, 1997	0.6515	0.7385	0.7978	0.6490
January 1, 1998 through May 1, 1998	0.6520	0.6693	0.6868	0.6347
May 2, 1998 through December 31, 1998	0.6123	0.6105	0.6457	0.5720
January 1, 1999 through June 30, 1999	0.6380	0.6438	0.6712	0.6179
Year ended June 30, 1999	0.6611	0.6248	0.6712	0.5550
Year ended June 30, 2000	0.5971	0.6238	0.6703	0.5585
Year ended June 30, 2001	0.5100	0.5320	0.5996	0.4828
Three months ended March 31, 2002	0.5321	0.5178	0.5336	0.5060
Nine months ended March 31, 2002	0.5321	0.5143	0.5362	0.4841
Month			**High**	**Low**
July 2001			0.5162	0.5048
August 2001			0.5362	0.5103
September 2001			0.5230	0.4841
October 2001			0.5139	0.4923
November 2001			0.5217	0.5076
December 2001			0.5201	0.5047
January 2002			0.5238	0.5060
February 2002			0.5177	0.5070
March 2002			0.5336	0.5177

(1) The average of the exchange rates on the last business day of each month during the period.

RESULTS OF OPERATIONS

	3 months to 31 March		9 months to 31 March	
	2002	2001	2002	2001
RESULTS BY BUSINESS UNIT	(A$ in millions)		(A$ in millions)	
Sales				
Rocla	94.4	93.3	321.1	297.6
Stramit	87.7	68.0	272.5	211.5
Laminex	144.0	105.9	447.3	292.7
Insulation	18.6	15.9	56.1	51.5
Total sales revenue	344.7	283.1	1,097.0	853.3
Other operating revenue	4.6	5.5	20.7	12.5
Total Group operating revenue	349.3	288.6	1,117.7	865.8
Profit (loss) from ordinary activities				
Profit (loss) from ordinary activities before Unusual items[1] and corporate charges:				
Rocla	7.4	8.1	38.6	36.8
Stramit	0.5	2.3	8.4	10.7
Laminex	15.5	6.4	38.4	30.2
Insulation	(0.7)	(2.2)	(2.3)	(3.3)
Sub total business units	22.7	14.6	83.1	74.4
Corporate charges	(1.6)	0.5	(2.3)	(0.1)
Total Group	21.1	15.1	80.8	74.3
Unusual items	0.9	(17.2)	(0.4)	(27.0)
Operating profit	22.0	(2.1)	80.4	47.3
EBITDA before unusual items[2]				
EBITDA before corporate charges and unusual items:				
Rocla	15.0	14.0	59.3	54.7
Stramit	2.0	3.7	13.1	15.2
Laminex	22.8	12.6	61.2	46.7
Insulation	0.0	(1.3)	(0.3)	(1.0)
Sub total business units	39.8	29.0	133.2	115.6
Corporate charges	(1.6)	0.6	(2.0)	0.1
EBITDA before unusual items	38.2	29.6	131.3	115.7
RESULTS BY GEOGRAPHIC REGION				
Sales Revenue:				
Australia and New Zealand	294.9	233.4	925.5	683.1
United States	48.0	49.4	168.3	164.6
Other	1.8	0.3	3.2	5.6
Sales Revenue	344.7	283.1	1,097.0	853.3
Profit (loss) from ordinary activities				
Australia and New Zealand	15.9	10.4	57.2	51.1
United States	5.3	4.5	23.9	23.3
Other	(0.1)	0.2	(0.3)	(0.1)
Profit from ordinary activities before unusual items	21.1	15.1	80.8	74.3
EBITDA before unusual items[2]				
Australia and New Zealand	30.6	22.0	98.2	83.3
United States	7.8	7.4	33.4	32.3
Other	(0.2)	0.2	(0.3)	0.1
EBITDA before unusual items	38.2	29.6	131.3	115.7

(1) "Unusual items" are items of revenue or expense from ordinary activities disclosed in the notes to the consolidated financial statements of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity. These items were previously captioned as "abnormal items" in the A GAAP profit and loss statement.

(2) "EBITDA before unusual items" is defined as operating profit before net interest expense, income taxes, depreciation, amortization and other items which are classified as unusual items under A GAAP (or the equivalent asset impairment, reorganization costs and foreign exchange losses under US GAAP). The indentures for the notes contain covenants based on calculations of EBITDA and the ratio of EBITDA to our consolidated fixed charges, adjusted as described in the indentures. EBITDA before unusual items is used as a measure of financial performance by excluding certain variables that affect operating profits but which may not directly relate to all financial aspects of the operations of a company. EBITDA before unusual items is not a measure of operating income, operating performance or liquidity under Australian GAAP or US GAAP. EBITDA before unusual items is not intended to represent cash flow from operations under A GAAP or US GAAP and should not be used as an alternative to operating profit or net income as an indicator of operating performance.

We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. We believe that EBITDA before unusual items can assist in comparing our performance between periods on a consistent basis without the effects of depreciation and amortization, which have varied significantly due to asset write-downs by BTR and fair value adjustments at the time of acquisition. EBITDA before unusual items excludes the effects of the unusual items discussed in more detail below. These unusual items are non-operating or non-recurring costs. We believe that the exclusion of these unusual items assists the comparison of our results on a consistent basis.

Three months ended March 31, 2002 compared to three months ended March 31, 2001

Consolidated Results

Sales revenue. Our sales revenue from continuing operations of A$344.7 million for the three months ended March 31, 2002 represented a A$61.6 million or 21.0% increase from our sales revenue from continuing operations of A$283.1 million for the three months ended March 31, 2001. Sales revenue for the three months ended March 31, 2002 included A$48.9 million attributable to the acquisition of Wesfi within the Laminex business segment on February 27, 2001 (A$21.7 million in the period February 28, 2001 to March 31,2001) and approximately A$10.0 million attributable to the acquisition of Creeks Metal Industries within the Stramit business segment on April 12, 2001.

Excluding the impact of acquisitions, our sales revenue from continuing operations represented a A$24.4 million or 8.6% increase over our sales revenue from continuing operations for the three months ended March 31, 2001. Rocla sales revenue increased by 1.2%, Stramit sales revenue increased by 29.0% after acquisitions (14.3% before acquisitions), Laminex sales revenue increased by 36.0% after acquisitions (an increase of 10.3% before acquisitions) and Insulation sales revenue increased by 17.0%.

There are continued signs of improved housing activity in Australia. Total housing approvals in Australia increased by 43.7% in the three months ended March 31, 2002 compared to the three months ended March 31, 2001. The figures for the three months to March 31, 2001 were depressed following the introduction of the Goods and Services Tax in July 2000 and the resultant economic downturn. The current quarter results reflect some impact of the upturn in housing approvals of the previous quarter.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$1.3 million within Rocla during the three months ended March 31, 2002 compared to the three months ended March 31, 2001.

Profit from ordinary activities after unusual items. Our profit from ordinary activities after unusual items of A$22.0 million for the three months ended March 31, 2002 represented a A$24.1 million improvement from the corresponding period loss of A$2.1 million in 2001. Included in the result for the three months ended March 31, 2002 were unusual items totaling a gain of A$0.9 million compared to unusual items totaling a loss of A$17.2 million in the three months ended March 31, 2001.

Our unusual items for the three months ended March, 2002 consisted of unrealised foreign exchange gains on translation of U.S. dollar denominated debt of A$4.2 million, net gains on disposal of surplus properties of A$0.3 million, partially offset by costs of integrating the Wesfi acquisition A$3.6 million.

Unusual items for the three months ended March 31, 2001 consisted on unrealised foreign exchange losses on U.s. dollar denominated debt of A$12.4 million, net gain on redemption of senior subordinated notes A$0.4 million and borrowing costs written off relating to senior debt repair of A$5.2 million.

Profit from ordinary activities before unusual items. Our profit from ordinary activities before unusual items from continuing operations of A$21.1 million for the three months ended March 31, 2002 represented a A$6.0 million or 39.7% increase compared to the corresponding period in 2001. Rocla's profit decreased by A$0.7 million or 8.6%, Stramit's profit decreased by A$1.8 million or 78.3%, Laminex's profit improved by A$9.1 million or 142.2% and Insulation improved its result from a loss of A$2.2 million to a loss of A$0.7 million. Depreciation and amortization charges increased by A$2.6 million principally as a result of the Wesfi acquisition and plant upgrades in Choctaw.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in operating profit of A$0.1 million for the three months ended March 31, 2002 compared to the corresponding period in 2001.

EBITDA before unusual items. Our EBITDA (after corporate charges and before unusual items) from continuing operations of A$38.2 million represented a A$8.6 million or 29.1% increase from the corresponding period in 2001.

EBITDA as a percentage of sales revenue from continuing operations was 11.1% for the three months ended March 31, 2002, an increase from 10.5% for the three months ended March 31, 2001. The improvement was principally due to improved margins in Laminex as a result of Wesfi acquisition synergies and an improvement in the building sector, partly offset by a margin reduction in Stramit due to competitive pricing pressures.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$0.2 million for the three months ended March 31, 2002 compared to the corresponding period in 2001.

Rocla

Sales revenue. Rocla's sales revenue of A$94.4 million for the three months ended March 31, 2002 represented a A$1.1 million or 1.2% increase from Rocla's sales revenue of A$93.3 million for the three months ended March 31, 2001.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$1.3 million in the three months ended March 31, 2002 compared to the corresponding period in 2001. In the United States, Choctaw sales in USD were 3.2% above the prior year. Sales exceeded prior year levels due to increased metal pipe sales throughout Choctaw's trade area. Sales in Rocla Concrete Tie Inc. in the United States declined by 25.0% compared to the corresponding period in the prior year mainly due to reduced volume to BNSF in the Western and Southern Regions.

In Australia, sales in the Pipeline Products business were 0.6% below the corresponding quarter in 2001, with a 16.0% increase in sales in the housing subdivision sector due to the improvement in housing approvals, a 14% decline in Farmer merchants and local government customer groups, a 5.0% improvement in capital works and a 6% and 12% decline respectively in poles and railway ties. Sales in the Concrete Materials business increased by 14.2% on the corresponding quarter in 2000 due to a recovery in the building industry. The increase was across all regions. Pavers & Masonry sales increased by 22.0% over the corresponding quarter last year due to stronger demand in Commercial projects and improved demand in Retail Markets in New South Wales and South Australia.

Profit from ordinary activities before unusual items. Rocla's profit from ordinary activities before unusual items and corporate charges of A$7.4 million for the three months ended March 31, 2002 represented a A$0.7 million or 8.6% decrease from the corresponding period in 2001.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in reported profit of A$0.1 million in the three months ended March 31, 2002 compared to the corresponding period in 2001. Choctaw's profit from ordinary activities (in USD terms) was slightly above the prior year due to an increase in sales volume partly offset by an increase in depreciation and amortization charges associated with the significant plant upgrades undertaken recently. Rocla Concrete Tie's profit (in USD terms) was 60.6% below the prior year due to decreased volumes in BNSF and AMTRAK

In Australia, Pipeline Products operating profit from ordinary activities was 10% below the prior year due to reduced selling prices on pipe products as a result of increased competition and Pavers & Masonry and Concrete Materials operating profits improved in line with higher sales volumes.

Depreciation and amortization charges increased by A$1.7 million, principally as a result of the increased depreciation in Choctaw related to capital expenditure projects, and replacement capital in the Australian businesses.

EBITDA before unusual items and corporate charges. Rocla's EBITDA before unusual items, and corporate charges of A$15.0 million represented a A$1.0 million or 7.1% increase from the corresponding period in 2001. Rocla's EBITDA before unusual items and corporate charges as a percentage of sales increased from 15.0% in the three months ended March 31, 2001 to 15.9% in the three months ended March 31, 2002.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$0.2 million for the three months ended March 31, 2002 compared to the corresponding period in 2001.

Stramit

Sales revenue. Stramit's sales revenue of A$87.7 million for the three months ended March 31, 2002 represented a A$19.7 million or 29.0% increase from Stramit's sales revenue of A$68.0 million for the three months ended March 31, 2001.

The acquisition of Creeks Metal Industries on April 12, 2001 added sales revenue of approximately A$10.0 million in the three months ended December 31, 2001 result. Stramit's sales volumes in the three months ended March 31, 2002 compared favourably to the three months ended March 31, 2001, mainly as result of the improved residential housing construction activity and a significant new customer in the shed market segment.

Profit from ordinary activities before unusual items and corporate charges. Stramit's profit from ordinary activities before unusual items and corporate charges of A$0.5 million for the three months ended March 31, 2002 was A$1.8 million or 78.3% lower than the corresponding period in 2001. Stramit's depreciation and amortization expense of $1.5 million for the three months ended March 31, 2002 was A$0.1 million higher than the corresponding period in 2001. The reduction in profit was attributable to reduced margins resulting from competitive pricing in the industry.

EBITDA before unusual items and corporate charges. Stramit's EBITDA before unusual items and corporate charges of A$2.0 million for the three months ended March 31, 2002 represented a A$1.7 million or 45.9% decrease from the corresponding period in 2001. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 5.4% for the three months ended March 31, 2001 to 2.3% for the three months ended March 31, 2002. This was principally due to competitive pricing in the industry and lower margins in the acquired Creeks Metal Industries business.

Laminex

Sales revenue. Laminex's sales revenue of A$144.0 million for the three months ended March 31, 2002 represented a A$38.1 million or 36.0% increase over Laminex's sales revenue of A$105.9 million for the three months ended March 31, 2001. A$27.2 million of the increase in sales revenue was attributable to the acquisition of Wesfi Ltd. on February 27, 2001. Before acquisitions, sales revenue increased by 10.3%.

Domestic sales were up due to the improvement in market conditions and improved prices. Export sales volume increased slightly but was partially offset by reduced average selling prices.

Profit from ordinary activities before unusual items and corporate charges. Laminex's profit from ordinary activities before unusual items and corporate charges of A$15.5 million for the three months ended March 31, 2002 represented a A$9.1 million or 142.2% increase from the corresponding period in 2001.

The improvement in profit was due to the improvement in market conditions and higher average selling prices on domestic sales, the realisation of synergies from the Wesfi acquisition and the added profit from the Wesfi acquisition.

Depreciation and amortization expense increased by A$1.1 million principally due to depreciation and goodwill amortization on the Wesfi acquisition.

EBITDA before unusual items and corporate charges. Laminex's EBITDA before unusual items and corporate charges of A$22.8 million for the three months ended March 31, 2002 represented a A$10.2 million or 81.0% increase from the corresponding period in 2001. The acquisition of Wesfi added EBITDA of approximately A$2.0 million in the three months ended March 31, 2002 compared to the corresponding period in 2001. Laminex's EBITDA before unusual items and corporate charges as a percentage of sales revenue increased from 11.9% in the three months ended March 31, 2001 to 15.8% for the corresponding period in 2002. The increase was principally due to the improved margins on domestic sales, and the benefit from Wesfi acquisition synergies.

Insulation

Sales revenue. Insulation's sales revenue of A$18.6 million for the three months ended March 31, 2002 represented a A$2.7 million or 17.0% increase from Insulation's sales revenue of A$15.9 million for the three months ended March 31, 2001.

Insulation's sales volumes in the three months ended March 31, 2002 reflected an increase in demand for foil and glasswool products compared to the corresponding three months ended March 31, 2001.

Profit(loss) from ordinary activities before unusual items and corporate charges. Insulation's operating loss from ordinary activities before unusual items and corporate charges of A$0.7 million for the three months ended March 31, 2002 represented a A$1.5 million improvement from a loss of A$2.2 million during the corresponding period in 2001.

The insulation market continued to be impacted by depressed prices due to strong competition within the insulation industry.

EBITDA before unusual items and corporate charges. Insulation's break-even EBITDA before unusual items and corporate charges for the three months ended March 31, 2002 was a A$1.3 million improvement on the corresponding period in 2001.

Nine months ended March 31, 2002 compared to Nine months ended March 31, 2001

Consolidated Results

Sales revenue. Our sales revenue from continuing operations of A$1,097.0 million for the nine months ended March 31, 2002 represented a A$243.7 million or 28.6% increase from our sales revenue from continuing operations of A$853.3 million for the nine months ended March 31, 2001. Sales revenue for the nine months ended March 31, 2002 included A$154.5 million attributable to the acquisition of Wesfi on February 27, 2001 (A$21.7 million in the period February 28, 2001 to March 31, 2001) and approximately A$32.0 million attributable to the acquisition of Creeks Metal Industries within the Stramit business segment on April 12, 2001.

Excluding the impact of acquisitions, our sales revenue from continuing operations represented a A$78.9 million or 9.2% increase from our sales revenue from continuing operations in the nine months ended March 31, 2001. Rocla sales revenue increased by 7.9%, Stramit sales revenue increased by 28.8% after acquisitions (13.7% before acquisitions), Laminex sales revenue increased by 52.8% after acquisitions (an increase of 7.4% before acquisitions) and Insulation sales revenue increased by 8.9%.

The Australian businesses were impacted by an upturn in the housing market. Total housing approvals in Australia increased by 48.9% in the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001. However, due to the delay in translation of approvals into housing commencements, the increase has not been fully reflected in the results for the current nine months.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales revenue of A$9.8 million within Rocla during the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001.

Profit from ordinary activities after unusual items. Our profit from ordinary activities after unusual items of A$80.4 million for the nine months ended March 31, 2002 represented a A$33.1 million or 70.0% increase from the corresponding period in 2001. Included in the result for the nine months ended March 31, 2002 were unusual items totaling a loss of A$0.4 million compared to unusual items totaling a loss of A$27.0 million in the nine months ended March 31, 2001.

Our unusual items for the nine months ended March 31, 2002 consisted of unrealised foreign exchange gains on translation of U.S. dollar denominated debt of A$4.1 million, net gains on asset disposals A$0.3 million, costs of integrating the Creeks acquisition of $1.2 million and costs of integrating the Wesfi acquisition A$3.6 million.

Our unusual items for the nine months ended March 31, 2001 consisted of unrealised foreign exchange losses on US dollar denominated debt of A$22.2 million, net gains on the redemption of senior subordinated notes of A$0.4 million, and borrowing costs written off relating to repayment of senior debt of A$5.2 million.

Profit from ordinary activities before unusual items. Our profit from ordinary activities before unusual items from continuing operations of A$80.8 million for the nine months ended March 31, 2002 represented a A$6.5 million or 8.7% increase compared to the corresponding period in 2001. Acquisitions contributed approximately A$13.7 million additional profit from ordinary activities before unusual items to the nine months ended March 31, 2002 result compared to the corresponding period in 2001. Before acquisitions, our profit from ordinary activities decreased by approximately A$7.2 million or 9.7% in the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001. Depreciation and amortization charges increased by A$9.0 million principally as a result of the Wesfi acquisition and the impact of exchange rates on the translation of U.S. depreciation and plant upgrade expenditure within Choctaw.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in operating profit of A$1.4 million for the nine months ended March 31, 2002 compared to the corresponding period in 2001.

EBITDA before unusual items. Our EBITDA (after corporate charges and before unusual items) from continuing operations of A$131.3 million represented a A$15.6 million or 13.5% increase from the corresponding period in 2001. Acquisitions contributed approximately A$20.3 million additional EBITDA in the nine months ended March 31, 2002 result. Before acquisitions, our EBITDA was A$4.7 million below our EBITDA for the nine months ended March 31, 2001.

EBITDA as a percentage of sales revenue from continuing operations was 12.0% for the nine months ended March 31, 2002, a decrease from 13.6% for the nine months ended March 31, 2001. The decrease was principally due to the impact of lower margins in the existing businesses and the acquired Wesfi business due to competitive pricing pressures and lower margins as a result of higher input costs up to December 31, 2001, with some improvement in margins other than in Stramit in the most recent quarter.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$1.9 million for the nine months ended March 31, 2002 compared to the corresponding period in 2001.

Rocla

Sales revenue. Rocla's sales revenue of A$321.1 million for the nine months ended March 31, 2002 represented a A$23.5 million or 7.9% increase from Rocla's sales revenue of A$297.6 million for the nine months ended March 31, 2001.

The impact of exchange rates on the translation of results of U.S. operations resulted in an increase in sales of A$9.8 million in the nine months ended March 31, 2002 compared to the corresponding period in 2001. In the United States, Choctaw sales in USD were 3.1% million above the prior year. Sales exceeded prior year levels due to increased shipments in Mississippi partially offset by economic declines in the Tennessee and Alabama regions. Sales in Rocla Concrete Tie Inc. in the United States declined by 21.6% in USD terms compared to the corresponding period in the prior year mainly due to the reduced volume to BNSF in the Western and Southern Regions, reduced sales to Amtrak in the Eastern Region and the completion of a contract in Panama.

In Australia, sales in the Pipeline Products business were 19.2% higher in the nine months ended March 31, 2002 compared to the corresponding period in 2001, with a 28% increase in sales in the housing subdivision sector due to the improvement in housing approvals, A$7.7 million increase in Concrete Tie sales due to the resumption of a state rail contract in New South Wales and a 10.0% improvement in Capital Works sales. All other market segments in the Pipeline Products business showed little movement on prior year. Sales in the Concrete Materials business were 3% above the corresponding nine months in 2001. Pavers & Masonry sales increased by 16.0% over the corresponding period in 2001 due to the negative impact in the nine months to March 31, 2001 of the introduction of the GST and the stronger Commercial sales and improved demand in Retail Markets in the current nine month period.

Profit from ordinary activities before unusual items. Rocla's profit from ordinary activities before unusual items and corporate charges of A$38.6 million for the nine months ended March 31, 2002 represented a A$1.8 million or 4.9% increase from the corresponding period in 2001.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in reported profit of A$1.4 million in the nine months ended March 31, 2002 compared to the corresponding period in 2001. Choctaw's profit from ordinary activities (in USD terms) was 6.5% above the prior year due to the increase in sales volume and plant productivities associated with the significant plant upgrades undertaken recently, partially offset by the additional depreciation charge. Rocla Concrete Tie's profit (in USD terms) was 47.0% below the prior year due to decreased volumes in the Western and International Regions

In Australia, Pipeline Products and Pavers & Masonry operating profit reflects improved sales volumes. Concrete Materials operating profit is in line with the corresponding period for the prior year, with additional sales volumes being offset by a reduced contribution from joint venture operations.

Depreciation and amortization charges increased by A$2.8 million, principally as a result of the impact of exchange rates on the translation of U.S. depreciation and increased depreciation in Choctaw related to capital expenditure projects.

EBITDA before unusual items and corporate charges. Rocla's EBITDA before unusual items, and corporate charges of A$59.3 million represented a A$4.6 million or 8.4% increase from the corresponding period in 2001. Rocla's EBITDA before unusual items and corporate charges as a percentage of sales increased from 18.4% in the nine months ended December 31, 2001 to 18.5% in the nine months ended March 31, 2002.

The impact of exchange rates on the translation of the results of U.S. operations resulted in an increase in EBITDA of A$1.9 million for the nine months ended March 31, 2002 compared to the corresponding period in 2001.

Stramit

Sales revenue. Stramit's sales revenue of A$272.5 million for the nine months ended March 31, 2002 represented a A$61.0 million or 28.8% increase from Stramit's sales revenue of A$211.5 million for the nine months ended March 31, 2001. Before acquisitions sales revenue increased by 13.7%.

The acquisition of Creeks Metal Industries on April 12, 2001 added sales revenue of approximately A$32.0 million in the nine months ended March 31, 2002 result. Stramit's sales volumes in the nine months ended March 31, 2002 compared favourably to the nine months ended March 31, 2001, mainly as result of the improved residential housing construction activity and a significant new customer in the shed market segment.

Profit from ordinary activities before unusual items and corporate charges. Stramit's profit from ordinary activities before unusual items and corporate charges of A$8.4 million for the nine months ended March 31, 2002 was A$2.3 million or 21.5% lower than the corresponding period in 2001. Stramit's depreciation and amortization expense of $4.7 million for the nine months ended March 31, 2002 was A$0.2 million higher than the corresponding period in 2001. The decrease in profit was attributable to reduced margins resulting from competitive pricing in the industry.

EBITDA before unusual items and corporate charges. Stramit's EBITDA before unusual items and corporate charges of A$13.1 million for the nine months ended March 31, 2002 represented a A$2.1 million or 13.8% decrease from the corresponding period in 2001. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 7.2% for the nine months ended March 31, 2001 to 4.8% for the nine months ended March 31, 2002. This was principally due to competitive pricing in the industry and lower margins in the acquired Creeks Metal Industries business, and the major new shed customer.

Laminex

Sales revenue. Laminex's sales revenue of A$447.3 million for the nine months ended March 31, 2002 represented a A$154.6 million or 52.8% increase over Laminex's sales revenue of A$292.7 million for the nine months ended March 31, 2001. A$132.8 million of the increase in sales revenue was attributable to the acquisition of Wesfi Ltd. on February 27, 2001. Before acquisitions, sales revenue increased by 7.4%.

Domestic sales revenue (excluding acquisitions) increased by approximately 5.3%. Export sales revenue increased by 32.0% (mainly MDF) into Asia, due to improved demand.

Profit from ordinary activities before unusual items and corporate charges. Laminex's profit from ordinary activities before unusual items and corporate charges of A$38.4 million for the nine months ended March 31, 2002 represented a A$8.2 million or 27.2% increase from the corresponding period in 2001.

The acquisition of Wesfi added profit from ordinary activities of approximately A$13.7 million to the result for the nine months ended March 31, 2002. Before the impact of acquisitions, Laminex's profit from ordinary activities decreased by A$5.5 million or 18.2% from the nine months ended March 31, 2001. The benefit of increased sales volume was offset by material cost increases, particularly on imported paper and resins due to the weak Australian dollar, that were not recovered in selling prices up to December 2001, and lower selling prices on exported product plus additional costs associated with brand rationalisation. In the March 2002 quarter, this trend has reversed with price increases on domestic sales and the benefit of Wesfi synergies.

Depreciation and amortization expense increased by A$6.3 million principally due to depreciation and goodwill amortization on the Wesfi acquisition.

EBITDA before unusual items and corporate charges. Laminex's EBITDA before unusual items and corporate charges of A$61.2 million for the nine months ended March 31, 2002 represented a A$14.5 million or 31.0% increase from the corresponding period in 2001. The acquisition of Wesfi added EBITDA of approximately A$20.3 million in the nine months ended March 31, 2002. Before the impact of acquisitions, Laminex's EBITDA decreased by A$5.8 million or 12.4% from the nine months ended March 31, 2001. Laminex's EBITDA before unusual items and corporate charges as a percentage of sales revenue decreased from 16.0% in the nine months ended March 31, 2001 to 13.7% for the corresponding period in 2002. The decrease was principally due to the reduced margins on domestic sales, change in mix of sales towards exported products and the impact of lower margins in the acquired Wesfi business.

Insulation

Sales revenue. Insulation's sales revenue of A$56.1 million for the nine months ended March 31, 2002 represented a A$4.6 million or 8.9% increase from Insulation's sales revenue of A$51.5 million for the nine months ended March 31, 2001.

Insulation's sales volumes in the nine months ended March 31, 2002 reflected an increase in demand for foil and glasswool products compared to the corresponding nine months ended March 31, 2001.

Profit(loss) from ordinary activities before unusual items and corporate charges. Insulation's operating loss from ordinary activities before unusual items and corporate charges of A$2.3 million for the nine months ended March 31, 2001 represented a A$1.0 million improvement from a loss of A$3.3 million during the corresponding period in 2002.

Insulation was impacted by improved factory performance, partly offset by reduced margins on sales due to competitive pricing in the industry.

EBITDA before unusual items and corporate charges. Insulation's EBITDA loss before unusual items and corporate charges of A$0.3 million for the nine months ended March 31, 2002 was a A$0.7 million improvement from an EBITDA loss of A$1.0 in the corresponding period in 2001.

Liquidity and Capital Resources

We generated net cash flow from operating activities of A$9.3 million in the nine months to March 31, 2002 compared to $47.7 million for the corresponding period in 2001. The difference related to the cash outflow from additional net interest payments of A$7.0 due to the refinancing for the Wesfi acquisition and timing of payments to suppliers.

Capital expenditure in the nine months ended March 31, 2002 was A$36.4 million compared to A$22.1 million for the corresponding period in 2001, and consisted principally of normal maintenance, replacement and productivity expenditure. Expenditure in the current nine months compared to the corresponding period in 2001 includes A$5.5 million in the acquired businesses, A$2.8 million on rationalisation and integration of facilities and systems, A$3.6 million on a new facility in the U.S. and an additional A$0.5 million on the foreign exchange translation of U.S. operations expenditure.

We had aggregate indebtedness outstanding of A$836.7 million as at December 31, 2002 compared to A$862.4 million as at June 30, 2001. The decrease in debt was due to a scheduled debt repayment of $A5.0 million, voluntary debt repayment of A$10.0 million, favourable foreign exchange movements on U.S. dollar denominated debt of A$12.6 million, A$1.7 million paid in kind interest and A$0.2 million in other loans offset.

Our indebtedness at March 31, 2002 consisted of (i) A$314.2 million Senior Term Loan A, (ii) A$214.5 million Senior Term Loan B, (iii) US$79.9 million Senior Subordinated Notes (A$150.2 million) and (iv) US$83.5 million Subordinated Notes (A$157.0 million), and (v) other loans of A$0.8 million.

Our credit facility contains covenants which among other things limit our ability to incur additional debt, pay dividends, undertake transactions with affiliates, sell assets, undertake acquisitions, mergers and consolidations, place liens on or otherwise encumber our assets and prepay other debts.

Inflation

The effects of inflation on our financial condition and results of operations were not material during any of the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We buy and sell products in several countries, and our costs and revenues are denominated in several currencies. We also borrow money and receive payments in amounts denominated in various currencies, and both amounts borrowed and owed are due at various future times. As a result of our engaging in these activities we are exposed to two principal types of financial market risks: interest rate risk and foreign currency risk. Interest rate risk, broadly defined, is the risk that our cost of funds will rise due to a general increase in interest rates, while amounts we receive as interest payments, and otherwise, will not rise to the same extent or at the same time. Foreign currency risk, broadly defined, is the risk that the value of amounts we are required to spend for our businesses will rise due to a general increase in the value of the currencies in which the amounts are due, while amounts paid to us decrease in relative value because the amounts paid to us are denominated in currencies that have not similarly appreciated.

We have in place principles and policies approved by our board of directors to manage interest rate risk and foreign currency risk. We manage these risks through a variety of means. We operate our business to create natural hedges (which we describe below), where practical. In addition, we enter into transactions, such as forward foreign exchange contracts, forward sales contracts, swaps, caps, collars and other options. We refer to these types of transactions, collectively, with the generic term "hedging".

We use hedging transactions to manage financial market risks, however, hedging transactions involve risks of their own. We have policies in place to ensure that we have the flexibility to engage in hedging transactions while minimizing the risks associated with these transactions. Our policies prohibit us from engaging in hedging transactions for speculation. We limit the total value of our hedging transactions and the value of our hedging transactions with any single counterparty. We require that senior management approval be obtained before we enter into hedging transactions. We also restrict any single individual's ability to commit us to hedging transactions by limiting the personnel who may authorize our entry into these types of transactions and by delegating responsibility for approving hedging functions among multiple individuals.

The executive general manager of each business unit is responsible for managing the unit's exposure to financial market risks in accordance with our principles and written policies. The business managers must consult with a specialist from Amatek Group Treasury before engaging in hedging activities.

Hedging transactions typically come in the form of contracts between us and counterparties. We enter into hedging contracts with several Australian and internationally based financial institutions. As with any contract, the possibility exists that the counterparty to a hedging contract may default on its obligations. We seek to reduce default risk under our hedging contracts in two principal ways. First, we limit the value of hedging transactions we may enter into with each counterparty. We set limits for each counterparty based on the counterparty's credit ratings. Second, we regularly review our counterparty's credit ratings to evaluate whether continuing contractual relations with each particular counterparty would pose undue risk.

It is management's opinion that in the past year we have not engaged in any financial transactions for purposes of trading or speculation.

As of March 31, 2002 we had entered into interest rate swaps, caps and collars with respect to A$452.0 million of our total AUD floating rate debt of A$528.7 million. The current hedge position exceeds the requirements under our Credit Facility, which requires that we hedge at least 75% of anticipated floating rate debt. All of our outstanding U.S. dollar-denominated debt is at fixed interest rates. Therefore volatility in United States interest rates should not lead to fluctuations in our U.S. dollar interest expense.

As of March 31, 2002 we had also used foreign currency swaps in order to match US$ cash inflows with US$ cash outflows. The face value of these swaps was US$6.2 million.

Also, we attempt to broadly match our foreign currency assets with our foreign currency liabilities. To the extent we are successful in meeting this objective, we create natural hedges against exchange rate volatility.

We have not hedged our foreign currency risk in relation to our U.S. dollar denominated notes. For the nine months ended March 31, 2002, we had unrealised foreign exchange gains of A$4.2 million before taxes relating to our U.S. dollar denominated notes. These foreign exchange losses are classified as unusual items under AGAAP in our Interim Financial Statements.

AMATEK INDUSTRIES PTY LIMITED

By: [signature]
Name: John Nolan
Title: Director

Date: May 15, 2002